
07005106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH, D.C.
210
SECTION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-35941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: FNA Blackstone Advisory Services L.P.
FNA The Blackstone Group L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis J. Walsh 212-583-5688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Affirmation

STATE OF NEW YORK)
COUNTY OF NEW YORK) SS:

I, Michael A. Puglisi, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to The Blackstone Group L.P. for the year ended December 31, 2006, are true and correct. I further affirm that neither the Partnership nor any partner or principal officer has any proprietary interest in any account classified solely as that of a customer.



Michael A. Puglisi
Chief Financial Officer

Subscribed and sworn before me
this 22nd day of February 2007



DIMITRA DIMOPOULOU
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01DI6146910
Qualified in New York County
Commission Expires May 30, 2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH., D.C. 210 SECTION

Independent Auditors' Report

To the Partners of
The Blackstone Group L.P.:

We have audited the accompanying statement of financial condition of The Blackstone Group L.P. (the "Partnership") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Blackstone Group L.P. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 22, 2007

The Blackstone Group L.P.
Statement of Financial Condition
as of December 31, 2006

ASSETS

Cash and cash equivalents	$24,544,690
Accounts receivable, net of allowance for doubtful accounts of $1,011,290	21,316,841
Prepaid expenses	201,091
Receivable from affiliates	5,121
Total assets	$46,067,743

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 3,495,322
Deferred revenue	220,471
Payable to affiliates	6,169,244
Total liabilities	9,885,037
Partners' capital:	
General partner	361,827
Limited partner	35,820,879
Total partners' capital	36,182,706
Total liabilities and partners' capital	$46,067,743

See notes to statement of financial condition.

The Blackstone Group L.P.
Notes to Statement of Financial Condition
as of December 31, 2006

1. The Partnership

The Blackstone Group L.P. ("TBG" or the "Partnership"), a Delaware limited partnership, was formed on September 27, 1988 for the purpose of engaging in the investment banking advisory business specializing in corporate advisory services and corporate restructuring advisory services. The term of the Partnership shall continue until December 31, 2038 unless earlier dissolved and terminated in accordance with the amended and restated agreement of Limited Partnership dated November 30, 1988 (the "Partnership Agreement").

Blackstone Group Holdings L.P. ("BGH"), a holding partnership established for certain Blackstone entities engaged in the financial services business, is the 99% limited partner. The Blackstone Group Inc. ("TBG Inc.") is the 1% general partner.

Profits and losses are allocated in accordance with the Partnership Agreement.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as cash and short-term, highly liquid investments with maturities of three months or less.

Revenue Recognition

Advisory transaction fees are recorded when services are substantially completed. Advisory retainer fees are recognized based on the terms of the advisory agreements and are included with advisory transaction fees on the Statement of Income.

Interest income is recorded on the accrual basis.

Deferred revenue represents the receipt of advisory fees prior to such amounts being earned.

Fair Value of Financial Instruments

Cash and cash equivalents and receivables and payables are carried at amounts which approximate fair value.

Income Taxes

No provision for federal or state income taxes is recorded by the Partnership as the individual partners are responsible for such taxes based on their allocable share of the Partnership's taxable income. A local unincorporated business tax assessed on the Partnership's income is included in the accompanying Statement of Financial Condition.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from the estimates included in the Statement of Financial Condition.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, tax positions shall initially be recognized in the financial statements when it is "more-likely-than-not" that the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority assuming full knowledge and all relevant facts. FIN 48 also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The provisions of this interpretation are required to be adopted for fiscal periods beginning after December 15, 2006. The Partnership will be required to apply the provision of FIN 48 to all tax positions upon initial adoption with any cumulative effect adjustment to be recognized as an adjustment to Partners Capital. Management has evaluated the implications of FIN 48 and has concluded that its impact on the financial statements of the Partnership will not be material.

In September 2006, the Financial Accounting Standards Board issued Interpretation No. 157 entitled Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 is effective for fiscal years beginning after November 15, 2007. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Management is in the process of evaluating the impact, if any, of the SFAS 157 on the Partnership's financial statements.

3. Transactions with Affiliates

Receivables and Payables

Receivable from affiliates totaling $5,121 is comprised of amounts due from various affiliated entities for reimbursable costs.

Payable to affiliates totaling $6,169,244 is primarily comprised of amounts owed to affiliated entities for payments made on behalf of the Partnership and amounts owed by the Partnership to Blackstone Administrative Services Partnership L.P. ("BASP") for its share of Direct and Indirect Expenses paid on its behalf (as described below).

Administrative Fees

BASP, an affiliate of the Partnership, provides the Partnership and its affiliates with various office facilities, administrative and operational support services at cost ("Indirect Expenses"). Such Indirect Expenses are allocated among the Partnership and its affiliates based upon an established methodology. Under this methodology, expenses (compensation and benefits, occupancy and office services, communications, promotional and research, professional fees and other operating expenses) incurred by support service groups are allocated among the Partnership and its affiliates based on the agreed upon expense drivers of each support service group. Additionally, BASP pays, on behalf of the Partnership, expenses that can be attributed specifically to the Partnership ("Direct Expenses"). Such Direct Expenses are comprised principally of compensation and benefits, occupancy and office services, communications, promotional and research and professional fees. The Partnership reimburses BASP for its share of all Direct and Indirect Expense amounts paid on its behalf.

The Partnership does not charge or pay interest to affiliates on outstanding receivable and payable balances.

4. Concentration of Credit Risk

The Partnership invests substantially all excess cash in an open-end money market fund and a money market demand account, which are included as cash and cash equivalents. The money market fund invests primarily in government securities and other short-term, highly liquid instruments with a low risk of loss. The money market demand account earns interest based on a short-term index backed by the full faith and credit of JPMorgan Chase Bankcorp. The Partnership continually monitors the fund's performance in order to manage any risk associated with these investments.

5. Net Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires the maintenance of minimum net capital, as defined, which shall be the greater of $5,000 or 6 ⅔% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership's net capital ratio was 0.70 to 1 and its net capital of $14,173,749 was $13,514,747 in excess of the minimum regulatory requirement.

6. Defined Contribution Plan

BASP provides a 401(k) plan (the "Plan") for (i) all full-time employees of BASP who have attained age 20 ½ and have been employed by the Partnership and related entities for at least six months; and (ii) all hourly employees who have attained age 20 ½ and have worked more than 1,000 hours. For certain finance and administrative professionals who are participants of the Plan, BASP contributes 2% of such professionals' pretax annual compensation up to a maximum of $1,600. In addition, BASP will contribute 50% of the first 4% of pretax annual compensation contributed by such professional participants with a maximum matching contribution of $1,600.

7. Commitments and Contingencies

Pursuant to a Guarantee Agreement dated March 31, 1994, as amended and expiring on March 2, 2021 (the "Guarantee Agreement"), the Partnership has guaranteed an affiliated entity's letter of credit issued to a third-party lessor. The letter of credit was established to guarantee occupancy rent payments for the affiliated entity's New York City offices in accordance with a master lease agreement that expires on December 31, 2020 (the "Master Lease Agreement"). The Partnership will be required to make payments under the Guarantee Agreement in the event that the affiliated entity is unable to meet its obligations under the Master Lease Agreement. The Partnership's maximum exposure relating to the Guarantee Agreement was approximately $2,366,000 at December 31, 2006. No liability relative to the lease guarantee agreement was recorded because the probability of any payment is remote.

From time to time the Partnership has been named as a defendant in litigation matters. Management believes that the ultimate resolution of these proceedings would not have a material effect on the financial statements.

8. Subsequent Events

On February 5, 2007, the Partnership made an income distribution of $18,000,000 to BGH, related to 2006 earnings.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2007

The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

In planning and performing our audit of the financial statements of The Blackstone Group L.P. (the "Partnership") for the year ended December 31, 2006 (on which we issued our report dated February 22, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,


Deloitte + Touche LLP

END